Exhibit 99.8

RNS Number: 7034I
Wolseley PLC
28 November 2007

ANNUAL GENERAL MEETING: RESOLUTIONS

Wolseley plc is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

A breakdown of proxy votes lodged prior to the AGM is set out below.

RESOLUTION NUMBER	IN FAVOUR VOTES	%*	DISCRETIONARY VOTES	%*	AGAINST VOTES	%*	WITHHELD VOTES

1	446,589,478	99.85	159,272	0.04	499,369	0.11	29,749
2	427,486,873	95.58	141,831	0.03	12,634,588	2.87	7,014,576
3	447,119,057	99.96	140,825	0.03	8,822	0.00	9,164
4	445,146,730	99.52	154,048	0.03	1,918,658	0.43	58,432
5	443,772,378	99.22	148,054	0.03	3,324,280	0.74	33,156
6	445,533,348	99.61	151,313	0.03	1,561,513	0.35	31,694
7	435,398,554	97.34	144,509	0.03	4,322,633	0.98	7,412,172
8	441,830,726	98.78	144,141	0.03	3,720,340	0.83	1,582,661
9	446,084,277	99.73	164,977	0.04	998,075	0.22	30,539
10	442,931,790	99.03	166,811	0.04	4,131,994	0.92	47,273
11	447,003,069	99.94	192,454	0.04	62,164	0.01	20,181
12	438,765,512	98.10	158,792	0.04	7,935,260	1.78	418,304
13	446,622,758	99.85	163,461	0.04	410,347	0.09	81,302
14	446,538,514	99.83	165,555	0.04	117,364	0.03	456,435
15	439,309,020	98.22	202,515	0.05	7,157,389	1.60	608,944

* percentage of Votes cast excludes withheld votes

Total number of votes cast by proxy: 447,277,868

As at the close of business on 27 November 2007, the issued share capital was 661,416,285 ordinary shares.

Copies of all the Resolutions approved at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:

Richard I Shoylekov
Group Company Secretary and General Counsel
0118 929 8700

-ends-

This information is provided by RNS
The company news service from the London Stock Exchange

END